December 22, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

RE:      Forward Industries, Inc.

We have read the statements that we understand Forward Industries, Inc. will include under Item 4.01 of the Form 8-K/A report it will file on or about December 22, 2010, regarding the recent change of auditors.  We agree with such statements made regarding our firm.  We have no basis to agree or disagree with other statements made under Item 4.01.

Kaufman, Rossin & Co.